FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 29, 2020	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Items	Description

1	Report of Voting Results April 29, 2020

Item 1

www.cn.ca

Corporate Services

Sean Finn

Executive Vice-President Corporate
Services

and Chief Legal Officer

935 de La Gauchetiere Street West

Montreal, Quebec H3B 2M9

Canada

Telephone: (514) 399-7091

Facsimile: (514) 399-4854

Services corporatifs

Vice-président exécutif Services corporatifs
et chef de la direction des Affaires
juridiques

935, rue de La Gauchetière Ouest

Montréal (Québec) H3B 2M9

Canada

Téléphone : 514-399-7091

Télécopieur : 514-399-4854

VIA SEDAR

April 29, 2020

To:                             Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Superintendent of Securities Office, Newfoundland & Labrador

Department of Justice, Northwest Territories

Nova Scotia Securities Commission

Ontario Securities Commission

Superintendent of Securities Office, Prince Edward Island

Saskatchewan Financial Services Commission

Yukon Securities Office

Department of Justice, Nunavut

RE:                          Canadian National Railway Company
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Tuesday, April 28, 2020, at 10:00 a.m., (Eastern Daylight Time) via live webcast (the “Meeting”), and in accordance with section 11.3 of NI 51-102 — Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors. The 13 director nominees proposed by management were elected as directors. According to proxies received and ballots cast, each of the following 13 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Shauneen Bruder	545,457,856	99.89	591,800	0.11
Donald J. Carty	538,834,662	98.68	7,214,994	1.32
Amb. Gordon D. Giffin	520,766,087	95.37	25,283,569	4.63
Julie Godin	541,458,782	99.16	4,590,874	0.84
Edith E. Holiday	455,478,279	83.41	90,571,377	16.59
V. Maureen Kempston Darkes	515,296,991	94.37	30,752,665	5.63
The Hon. Denis Losier	507,409,744	92.92	38,639,912	7.08
The Hon. Kevin G. Lynch	526,256,845	96.38	19,792,811	3.62
James E. O’Connor	542,510,887	99.35	3,538,769	0.65
Robert Pace	523,415,700	95.85	22,633,956	4.15
Robert L. Phillips	513,210,381	93.99	32,839,275	6.01
Jean-Jacques Ruest	541,716,262	99.21	4,333,394	0.79
Laura Stein	519,315,435	95.10	26,734,221	4.90

2. Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on vote by ballot. The percentage of common shares with proxies received “FOR” the appointment of the auditors was 95.87% of the common shares represented as follows:

Votes For — 538,085,029 (95.87%)

Votes Withheld — 23,187,413 (4.13%)

3. Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to Executive compensation. The percentage of common shares voted “FOR” was 97.48% of the common shares represented at the Meeting as follows:

Votes For — 533,046,232 (97.48%)

Votes Against — 13,773,526 (2.52%)

Yours truly,

/s/ Sean Finn

Executive Vice-President

Corporate Services and Chief Legal Officer